FOR IMMEDIATE RELEASE
            CARL C. ICAHN RESPONDS TO MYLAN'S ANNOUNCED BYLAW CHANGE,
                              COMMENCES LITIGATION


New York, New York, February 22, 2005
Contact:  Susan Gordon (212) 702-4309

                  Carl C. Icahn announced today that his affiliated company, High River Limited Partnership, has commenced a lawsuit against Mylan Laboratories, Inc. and its directors in the United States District Court for the Middle District of Pennsylvania challenging, among other things, the validity of the recent bylaw amendments announced by Mylan on Friday. The lawsuit seeks injunctive relief to allow Mr. Icahn appropriate time to select and notify Mylan of his proposed slate of directors at the next meeting of Mylan's shareholders. On Friday, Mylan announced that it would not hold its 2005 annual shareholder meeting until October 28, 2005, but purported to require any director nominations to be completed within 10 days of the announcement. Mr. Icahn stated that in his opinion "these amendments, in combination with a very late date for the annual meeting, represent a desperate attempt by the Mylan Board to entrench itself by weakening the processes for corporate democracy at Mylan."

Mr. Icahn continues to be concerned that the Mylan Board may seek to avoid a shareholder vote by restructuring its transaction with King, and, given this most recent action by the Mylan Board, he believes that his concern is well justified. Mr. Icahn reminds the Board that if Mylan does determine to attempt to proceed with a transaction with King without seeking Mylan shareholder approval, he will seek to hold Board members personally responsible.

                  High River continues to be willing to stand by its prior proposal to acquire Mylan for $20 per share without a "break-up fee", which Mr. Icahn believes would set up a bidding process for Mylan. Mr. Icahn noted that, especially in light of the Novartis AG / Eon Labs / Hexal transactions announced Monday, he continues to believe that there would likely be several synergistic bidders for Mylan on a friendly basis. Mr. Icahn also believes that, after all they have been through, Mylan shareholders should have the right to decide if they want to put the company up for sale. They certainly should be given the right to determine if they desire that alternative over any King alternative. Mr. Icahn noted that the Mylan Board has not contacted him regarding his $20 per share proposal and that it should do so promptly, as it will not be available indefinitely.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING AND ITS ANNUAL MEETING, IN EACH CASE, (A) WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION, AND (B) WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IN CONNECTION WITH THE SPECIAL MEETING IS CONTAINED IN THE SCHEDULE 14A, AS AMENDED, FIRST FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2004 WITH RESPECT TO MYLAN LABORATORIES INC. THAT
SCHEDULE 14A IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.